Exhibit 12.1

	National General Holdings Corp.
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	Fiscal Year Ended				Period from March 1, 2010 (inception) to December 31,
	2014	2013	2012	2011	2010
	(Amounts in Thousands, Except Ratio of Fixed Charges and Preferred Stock Dividends)
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$127,443	$52,257	$46,353	$48,655	$140,743
Fixed charges	17,736	2,042	1,787	1,994	1,795

	$145,179	$54,299	$48,140	$50,649	$142,538
Less:
Interest capitalized	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(2)	82	—	14	—

	(2)	82	—	14	—

Total Earnings	$145,181	$54,217	$48,140	$50,635	$142,538

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	17,736	2,042	1,787	1,994	1,795
Preferred Stock Dividends	2,291	2,158	4,674	4,328	3,537
Expense of the interest within rental expense(1)	—	—	—	—	—

Total Fixed Charges	$20,027	$4,200	$6,461	$6,322	$5,332

Ratio of Earning to Fixed Charges and Preferred Stock Dividends	7.25	12.91	7.45	8.01	26.73

(1)	Deemed to be immaterial